SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2006
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-          )

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

99.1:	Circular, dated January 23, 2006, regarding among other matters continuing connected transactions and provision of financial assistance to/by connected persons and the re-election of a director of the Registrant, and including a notice convening a special general meeting of the shareholders of the Registrant to be held on Friday, February 10, 2006.

99.2:	Proxy card for holders of American Depositary Receipts.

99.3:	Buckslip regarding how to obtain copies of the Circular.

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SIGNATURE
EXHIBIT INDEX
CIRCULAR, DATED JANUARY 23, 2006
PROXY CARD FOR HOLDERS OF ADRs
BUCKSLIP REGARDING HOW TO OBTAIN COPIES OF THE CIRCULAR

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED

By:	/s/ Xiaoan Wu

Name: Xiaoan Wu
Title: Chairman

Date: January 30, 2006

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EXHIBIT INDEX

Exhibit	Description
99.1:	Circular, dated January 23, 2006, regarding among other matters continuing connected transactions and provision of financial assistance to/by connected persons and the re-election of a director of the Registrant, and including a notice convening a special general meeting of the shareholders of the Registrant to be held on Friday, February 10, 2006.

99.2:	Proxy card for holders of American Depositary Receipts.

99.3:	Buckslip regarding how to obtain copies of the Circular.

4